UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Mindray Medical International Limited

(Name of the Issuer)

Mindray Medical International Limited

Excelsior Union Limited

Solid Union Limited

Supreme Union Limited

Mr. Li Xiting

Magic Bell Limited

Quiet Well Limited

Mr. Xu Hang

New Dragon (No. 12) Investments Limited

Ms. Jian Yao

New Phoenix Limited

Mr. Cheng Minghe

City Legend Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.001 per share

American depositary shares, each representing one Class A Ordinary Share

(Title of Class of Securities)

6026751001

(CUSIP Number)

Mindray Medical International Limited Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen 518057 People’s Republic of China Tel: +86 755 8188 8666

Excelsior Union Limited

Solid Union Limited

Supreme Union Limited

Mr. Li Xiting

Magic Bell Limited

Quiet Well Limited

Mr. Xu Hang

New Dragon (No. 12) Investments Limited

Ms. Jian Yao

New Phoenix Limited

Mr. Cheng Minghe

City Legend Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan, Shenzhen 518057

People’s Republic of China

Tel: +86 755 2658 2680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq. Stephanie Tang, Esq. Shearman & Sterling 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 2978 8038	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 People’s Republic of China Tel: +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$2,429,451,512.5	$244,645.77

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $28.0 per share for the 86,246,803 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 263,510 ordinary shares issuable under all outstanding and unexercised options multiplied by $8.35 per share (which is the difference between the $28.0 per share merger consideration and the weighted average exercise price of $19.65 per share) plus (c) the product of 440,740 ordinary shares underlying the restricted share units multiplied by $28.0 per share ((a), (b), and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A Ordinary Share.

INTRODUCTION

This  Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Mindray Medical International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares, par value HK$0.001 per share (each, a “Share”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each representing one Class A ordinary share of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Supreme Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”) controlled by the Buyer Group (as defined below); (c) Excelsior Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”); (d) Solid Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. Li Xiting (“Mr. Li”), the executive chairman of the board of directors of the Company (the “Board”), president and co-chief executive officer of the Company; (f) Magic Bell Limited (“Magic Bell”), a business company with limited liability incorporated under the laws of the British Virgin Islands; (g) Quiet Well Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Quiet Well”); (h) Mr. Xu Hang (“Mr. Xu”), the chairman of the Board; (i) New Dragon (No. 12) Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“New Dragon”); (j) Ms. Jian Yao (“Ms. Jian”), Mr. Xu’s wife; (k) New Phoenix Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“New Phoenix”); (l) Mr. Cheng Minghe (“Mr. Cheng”), the co-chief executive officer and chief strategic officer of the Company; and (m) City Legend Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“City Legend”). Holdco, Parent, Merger Sub, Mr. Li, Mr. Xu, Ms. Jian, Mr. Cheng, Magic Bell, Quiet Well, New Dragon, New Phoenix and City Legend are collectively referred to as the “Buyer Group”. Quiet Well, New Dragon, New Phoenix and City Legend are collectively referred to as the “Rollover Shareholders”.

This Transaction Statement relates to the agreement and plan of merger, dated as of November 4, 2015, as amended by Amendment No. 1 to the agreement and plan of merger, dated as of December 20, 2015, among Parent, Merger Sub and the Company (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with Cayman Islands Companies Law (the “CICL”), with the Company continuing as the surviving corporation (the “surviving corporation”) after the merger as a wholly owned subsidiary of Parent.

Under the terms of the merger agreement, if the merger is completed, at the effective time of the merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than Shares and ADSs beneficially owned by the Buyer Group (the “Rollover Shares”), Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the CICL (the “Dissenting Shares”) and Shares represented by ADSs, shall be cancelled in exchange for the right to receive $28.0 in cash per Share without interest. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Rollover Shares) shall be cancelled in exchange for the right to receive $28.0 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated as of September 25, 2006, as amended on September 29, 2010). The Rollover Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value determined in accordance with the CICL.

In addition, at or immediately prior to the Effective Time, the Company shall terminate the Company’s 2006 Employee Share Incentive Plan and the Amended and Restated Limited Share Incentive Plan (collectively, the “Share Incentive Plans”), terminate all relevant award agreements applicable to the Share Incentive Plans, cancel all options to purchase Shares or ADSs (the “Company Options”), all restricted shares (the “Restricted Shares”) and all restricted share units (the “RSUs”) under the Share Incentive Plans that are then outstanding and unexercised, whether or not vested or exercisable. Each holder of the outstanding and unexercised Company Options shall have the right to receive as soon as practicable following the Effective Time an amount in cash equal to the excess of $28.0 over the applicable per share exercise price of such Company Options multiplied by the number of Shares underlying such Company Options.

1

Furthermore, at or immediately prior to the Effective Time, (i) each holder of Restricted Shares or RSUs that are vested on or prior to January 1, 2016 and each member of the special committee of the Board (the “Special Committee”) who holds Restricted Shares or RSUs that are not vested on or prior to January 1, 2016 will have the right to receive from the surviving corporation as soon as practicable following the Effective Time an amount in cash determined by multiplying (x) $28.0 by (y) the number of Shares subject to such Restricted Shares or RSUs, as applicable; and (ii) each holder (other than the members of the Special Committee) of Restricted Shares or RSUs that are not vested on or prior to January 1, 2016 and are cancelled at the Effective Time will receive restricted cash awards (each a “RCA” and collectively “RCAs”), and each RCA will entitle the holder to receive an amount equal to $28.0. The surviving corporation will pay each holder 50% of his or her RCAs on January 1, 2017 and the remaining 50% on January 1, 2018; provided, however, that if the holder is a U.S. taxpayer, then such holder will instead be paid his or her RCAs arising from RSUs in accordance with the payment timing of the settlement provisions of the related RSU award agreement (with the RCA attributable to an RSU paid on the date such RSU otherwise would have been settled).

The merger agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the merger and substantially in the form attached as Appendix A to the merger agreement (the “plan of merger”), and the transactions contemplated by the merger agreement and the plan of merger, including the merger, remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the shareholders’ meeting in accordance with Section 233(6) of the CICL. Pursuant to support agreements entered into by the Rollover Shareholders, the Rollover Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of the merger agreement, the plan of merger, and the transactions contemplated by the merger agreement including the merger, which Shares (assuming full exercise of their respective options) represent approximately 63.1% of the total number of votes represented by the Company’s issued and outstanding Shares. A vote by a majority of the Shares held by unaffiliated holders is not required to approve the merger, the merger agreement, or the plan of merger.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. If a shareholder signs and submits a proxy card but does not indicate a voting preference, the Shares represented by the proxy will be voted for the merger and the related authorizations. If a shareholder abstains or otherwise fails to vote, their vote will not be counted. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

2

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”
•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”
•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Mindray Medical International Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms. Not applicable.

(a)-(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors”
•	“The Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

(d)	Dissenter Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet— Dissenter Rights”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Dissenter Rights”
•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Related Party Transactions”
•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Summary Term Sheet—Support Agreements”
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Transactions in the Shares and ADSs”
•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Merger”
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Summary Term Sheet—Financing of the Merger”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”
•	“Annex H—Limited Guaranty”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Alternatives to the Merger”
•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Effect of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Effects on the Company if the Merger is not Completed”
•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Material U.S. Federal Income Tax Consequences”
•	“Special Factors—Material PRC Income Tax Consequences”
•	“Special Factors—Material Cayman Islands Tax Consequences”
•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet— Fees and Expenses”
•	“Special Factors—Fees and Expenses”
•	“The Merger Agreement and Plan of Merger— Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Summary Term Sheet—Support Agreements”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”
•	“The Extraordinary General Meeting—Vote Required”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2013 and December 31, 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, filed on April 16, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the nine months periods ended September 30, 2014 and September 30, 2015 are incorporated herein by reference to the Company’s reports on Form 6-K dated November 3, 2014 and November 13, 2015.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”
•	“Where You Can Find More Information”

(d)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated ___________, 2015 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to Annex J to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated November 4, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 4, 2015.
(b)-(1)*	Debt Commitment Letter, dated November 3, 2015, issued by Bank of China Limited Macau Branch and Ping An Bank Co., Ltd. in favor of Solid Union Limited.
(c)-(1)	Opinion of Lazard Asia (Hong Kong) Limited, dated November 4, 2015, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the Special Committee, dated November 1, 2015.
(c)-(3)*	Discussion materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the Special Committee, dated November 4, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of November 4, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Part I of Annex A to the proxy statement.
(d)-(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated December 20, 2015, among the Company, Parent and Merger Sub incorporated herein by reference to Part II of Annex A to the proxy statement.
(d)-(3)	Support Agreement, dated November 4, 2015, by and among Holdco, Parent and Quiet Well, incorporated herein by reference to Annex E to the proxy statement.
(d)-(4)	Support Agreement dated November 4, 2015, by and among Holdco, Parent, New Dragon and New Phoenix, incorporated herein by reference to Annex F to the proxy statement.
(d)-(5)	Support Agreement dated November 4, 2015, by and among Holdco, Parent and City Legend, incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)	Limited Guaranty, dated November 4, 2015, by Quiet Well, New Dragon, New Phoenix, City Legend and Mr. Li Xiting, Mr. Xu Hang and Mr. Cheng Minghe (as beneficial owners) in favor of the Company, incorporated herein by reference to Annex H to the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2015

Mindray Medical International Limited

By:	/s/ Ronald Ede
Name: Ronald Ede
Title: Chairman of the Special Committee

Supreme Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Excelsior Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Solid Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Li Xiting

By:	/s/ Li Xiting

Magic Bell Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Quiet Well Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Xu Hang

By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Director

Jian Yao

By:	/s/ Jian Yao

New Phoenix Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Authorized Signatory

Cheng Minghe

By:	/s/ Cheng Minghe

City Legend Limited

By:	/s/ Cheng Minghe
Name: Cheng Minghe
Title: Director

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated ________, 2015 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to Annex J to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated November 4, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 4, 2015.
(b)-(1)*	Debt Commitment Letter, dated November 3, 2015, issued by Bank of China Limited Macau Branch and Ping An Bank Co., Ltd. in favor of Solid Union Limited.
(c)-(1)	Opinion of Lazard Asia (Hong Kong) Limited, dated November 4, 2015, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the Special Committee, dated November 1, 2015.
(c)-(3)*	Discussion materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the Special Committee, dated November 4, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of November 4, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Part I of Annex A to the proxy statement.
(d)-(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated December 20, 2015, among the Company, Parent and Merger Sub incorporated herein by reference to Part II of Annex A to the proxy statement.
(d)-(3)	Support Agreement, dated November 4, 2015, by and among Holdco, Parent and Quiet Well, incorporated herein by reference to Annex E to the proxy statement.
(d)-(4)	Support Agreement dated November 4, 2015, by and among Holdco, Parent, New Dragon and New Phoenix, incorporated herein by reference to Annex F to the proxy statement.
(d)-(5)	Support Agreement dated November 4, 2015, by and among Holdco, Parent and City Legend, incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)	Limited Guaranty, dated November 4, 2015, by Quiet Well, New Dragon, New Phoenix, City Legend and Mr. Li Xiting, Mr. Xu Hang and Mr. Cheng Minghe (as beneficial owners) in favor of the Company, incorporated herein by reference to Annex H to the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*	Previously filed